
Mail Stop 4631

February 19, 2016

<u>Via E-mail</u>
Mr. William George
Chief Financial Officer
Comfort Systems USA, Inc.
675 Bering Drive, Suite 400
Houston, Texas 77057

    RE: Comfort Systems USA, Inc.
          Form 10-K for the Year Ended December 31, 2014
          Filed February 26, 2015
          File No. 1-13011

Dear Mr. George:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ John Cash

                John Cash
                Accounting Branch Chief
                Office of Manufacturing and
                Construction